UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: AllianzGI Institutional Multi-Series Trust (the “Fund”)

3.	Securities and Exchange Commission File No. 811-22975

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1633 Broadway

New York, New York 10019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Craig A. Ruckman, Esq. c/o Allianz Global Investors U.S. LLC 1633 Broadway New York, NY 10019 (212) 739-3203	David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7362

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, ,31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

(a)	Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), 1633 Broadway, New York, New York 10019, Tel: (212) 739-3190 (records relating to its function as investment adviser).

(b)	Allianz Global Investors Distributors LLC, 1633 Broadway, New York, New York 10019, Tel: (877) 716-9787 (records relating to its function as distributor).

(c)	DST Asset Manager Solutions, Inc., 430 W. 7th Street STE 219723 Kansas City, MO 64105-1407, Tel: (816) 517-2078 (records relating to its function as transfer agent).

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the Fund is a management company (check only one):

☒	Open-end ☐ Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Allianz Global Investors U.S. LLC

1633 Broadway

New York, New York 10019

Allianz Global Investors Fund Management LLC (predecessor in interest to Allianz

Global Investors U.S. LLC)

1633 Broadway

New York, New York 10019

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Allianz Global Investors Distributors LLC

1633 Broadway

New York, New York 10019

13.	If the Fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☐ Yes                     ☒ No

If Yes, for each UIT state:

15.	(a) Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                     ☐ No

If Yes, state the date on which the board vote took place:

August 24, 2020

If No, explain:

(b)	Did the Fund obtain approval from the stockholders concerning the decision to engage in Liquidation or Abandonment of Registration?

☐ Yes                     ☒ No

If Yes, state the date on which the stockholder vote took place:

If No, explain:

Article IX, Section 4 of the Fund’s Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) provides that a series of shares, such as each of the three series of the Fund, and the Fund, may be terminated by the Board of Trustees of the Fund (the “Board of Trustees”) without consent of shareholders. In accordance with the Fund’s Declaration of Trust, the Board of Trustees provided written notice to shareholder of each such series.

II.	Distributions to Stockholders

16.	Has the Fund distributed any assets to its stockholders in connection with the Merger or Liquidation?

☒ Yes                     ☐ No

(a)	If Yes, list the date(s) on which the Fund made those distributions:

AllianzGI Best Style Global Managed Volatility Portfolio: November 12, 2020

AllianzGI Global Small-Cap Opportunities Portfolio: November 12, 2020

AllianzGI International Growth Portfolio: December 9, 2020

(b)	Were the distributions made on the basis of net assets?

☒ Yes                     ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                     ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to stockholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only.

Were any distributions to stockholders made in kind?

☐ Yes                     ☒ No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of stockholders:

17.	Closed-end funds only.

Has the Fund issued senior securities?

☐ Yes                     ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other stockholders:

18.	Has the Fund distributed all of its assets to the Fund’s stockholders?

☒ Yes                     ☐ No

If No,

(a)	How many stockholders does the Fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining stockholder to the Fund:

19.	Are there any stockholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                     ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those stockholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?

☐ Yes                     ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                     ☐ No

21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐         Yes             ☒         No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $10,200

(ii)	Accounting expenses: Approximately $0

(iii)	Other expenses (list and identify separately):

Transaction Costs: Postage: Fees:	Approximately $500 N/A N/A

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $10,700

(b)	How were those expenses allocated?

The Transaction Costs expenses listed in 22(a)(iii) and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(c)	Who paid those expenses?

The Transaction Costs expenses listed in 22(a)(iii) and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(d)	How did the Fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                     ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐ Yes                     ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                     ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a) State the name of the Fund surviving the Merger:

(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AllianzGI Institutional Multi-Series Trust, (ii) he is the Assistant Secretary of AllianzGI Institutional Multi-Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Craig A. Ruckman, Esq.
Craig A. Ruckman, Esq.
Assistant Secretary